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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #18/03 ISSUED ON JUNE 11, 2003

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

1.
Press Release issued on June 11, 2003 (#18/03)

June 11, 2003	18/03
For immediate release	Page 1 of 2

QUEBECOR WORLD WINS MULTI-YEAR CONTRACT
FROM YELLOW BOOK USA TOTALING OVER $70 MILLION

Montréal, Canada — Quebecor World Inc. (NYSE, TSX: IQW) has been awarded a multi-year contract from the nation's oldest and largest independent directory publisher, Yellow Book USA. Under the contract, Quebecor World will produce about 210 titles annually at its Hazelton, Pennsylvania, Waukee, Iowa, Loveland, Colorado and Merced, California facilities. During the contract period, sales are estimated to exceed $70 million.

Yellow Book USA publishes and distributes 71 million yellow pages directories in 40 states and the District of Columbia. Yellow Book's success has been based on providing more buying information to the consumer, the end user of its directories.

"Quebecor World's proven track record of understanding our business, as well as the size and flexibility of their platform, have played a role in our decision to extend this relationship", stated Mark Cairns, Chief Publishing Officer at Yellow Book USA. "We look forward to continuing our work with them."

"Quebecor World is committed to investing in the technologies necessary to provide our customers with the quality products they need to excel in their marketplace," commented Dave Boles, Chief Operating Officer, Quebecor World, North America. "We are pleased that Yellow Book USA has recognized the value of our relationship," he added.

Established in 1930, Yellow Book USA is the oldest and largest independent yellow pages publisher in the nation. In recent years, Yellow Book has made a number of strategic acquisitions and entered scores of new markets. The 2002 acquisitions of McLeodUSA's telephone directory publishing unit and the National Directory Company have extended Yellow Book's presence into more states than any other U.S. yellow pages publisher. Yellow Book currently publishes nearly 600 directories with a circulation of 71 million.

For immediate release	Page 2 of 2

"We have built a solid relationship with Yellow Book USA and are delighted that they have chosen to extend their long-term relationship with us," stated, David Bragen, President, Directory Group, Quebecor World North America. "We look forward to working with them to create new and unique value-added product offerings that can deliver superior value for their advertisers and end user."

Quebecor World Inc. (NYSE, TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 39,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Jeremy Roberts Vice-President, Investor Relations and Treasury Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070
Ann Marie Bushell Executive Vice President Strategic Planning and Marketing Quebecor World North America 212-583-6528

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER Name: Raynald Lecavalier Title: Vice President, Corporate General Counsel and Secretary

Date: June 11, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD WINS MULTI-YEAR CONTRACT FROM YELLOW BOOK USA TOTALING OVER $70 MILLION
SIGNATURES